
NEW ENGLAND ENERGY INCORPORATED
Statements of Income
 (expressed in millions, rounded to hundred thousands of dollars)
Periods Ended September 30, 1999
 (Unaudited, subject to adjustment)

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                              Quarter     Nine Months
                              -------     -----------

Operating revenue               $0.0     $0.0
                         ----     ----

Operating expenses:
     Income taxes                         (0.4)     (0.4)
                                        ----     ----
          Total operating expenses                    (0.4)     (0.4)
                                        ----     ----
     Net income                         $0.4     $0.4
                                        ====     ====
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